Great American Family Parks, Inc.

3420 Ocean Park Park Boulevard, Suite 3000

Santa Monica, CA 90405

February 13, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Great American Family Parks, Inc.

Amendment to Registration Statement on Form SB-2

Filed January 31, 2007

File Number 333-127199

Ladies and Gentlemen:

The Company previously filed the above-referenced Form SB-2 registration statement and hereby request that such registration statement be withdrawn at your earliest convenience. No securities have been offered or sold pursuant to this registration statement. The Company is requesting this withdrawal due to a change in circumstances.  Please apply the Company’s filing fee to its account with the SEC.

If you have any questions concerning this matter, please contact Richard Friedman at (212) 930-9700.

Thank you for your assistance in this matter.

Great American Family Parks, Inc.

By: /s/ Larry Eastland

       Larry Eastland

                    Chief Executive Officer